HAIGHTS CROSS COMMUNICATIONS, INC.
10 New King Street — Suite 102
White Plains, NY 10604
December 12, 2008
Securities and Exchange Commission
Washington, D.C. 20549-0402
Attn: Jeffrey Jaramillo, Esq.

Re:	Responses to the comment letter of the Securities and Exchange Commission staff dated November 20, 2008 regarding Haights Cross Communications, Inc.
Ladies and Gentlemen:
Haights Cross Communications, Inc., a Delaware corporation (“Haights Cross” or the “Company”), is hereby responding to the comments contained in the letter from the Commission’s Staff (the “Staff”) to Mr. Mark Kurtz dated November 20, 2008. The Staff’s comments related to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (the “Form 10-K”), Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 (the “First Quarter Form 10-Q”), Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 (the “Second Quarter Form 10-Q”) and the Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 (the “Third Quarter Form 10-Q”).
The responses set forth below have been organized in the same manner in which the Staff’s comments were presented to the Company.
Form 10-K for the fiscal year ended December 31, 2007
Item 6. Selected Financial Data, page 27
1. SEC COMMENT: Reference is made to your non-GAAP measure EBITDA presented on page 31. Your calculation of EBITDA does not meet the definition of EBITDA, which is solely GAAP net income that adjusts solely for interest, taxes and depreciation and amortization. Measures that are calculated differently should not be characterized as EBITDA. In this regard, please revise future filings accordingly.
COMPANY RESPONSE:
As requested, we will revise future filings to use the term EBITDA to describe a measure that adjusts solely for interest, taxes, depreciation and amortization only.

Financial Statements
Note 3. Recapitalization Transaction
2. SEC COMMENTS: We note the disclosures included in Note 3 explaining the terms of the recapitalization transaction in which the holders of the Company’s outstanding Preferred B shares converted their shares into approximately 82% of the Company’s outstanding common shares and holders of the Company’s outstanding Preferred A, Preferred C and Preferred Warrants converted their shares into shares of common stock and common stock warrants representing approximately 15% of the Company’s outstanding shares. We also note that members of the Company’s management acquired new shares of stock representing approximately 3% of the Company’s common stock. Please address the following matters with respect to this recapitalization and related transactions:
(a)	Tell us and revise the notes to your financial statements to explain the business purpose of the recapitalization transaction.
COMPANY RESPONSE:
The business purpose of the recapitalization was to simplify the Company’s capital structure and resolve litigation between certain stockholders and the Company. As a result of the recapitalization, the preference related to the Company’s outstanding shares of preferred stock including the Preferred B shares, which had a mandatory redemption feature, were extinguished improving the Company’s financial position and the former holders of the Company’s Preferred B shares received approximately 82% of the outstanding shares of Common Stock and thus voting control of the Company.
As requested, the Company proposes to revise Note 3 in its Form 10-K to provide additional disclosure regarding the business purpose of the recapitalization transaction as follows:
The recapitalization simplified the Company’s capital structure and resolved litigation between certain Preferred B holders of the Company and the Company. As a result of the recapitalization, the preference related to the Company’s outstanding shares of preferred stock including the Company’s Preferred B shares, which had a mandatory redemption feature, were extinguished improving the Company’s financial position and the former holders of the Company’s Preferred B shares received approximately 82% of the outstanding shares of Common Stock and thus voting control of the Company.
(b)	Tell us and revise the notes to your financial statements to explain how the number of common shares received by each class of preferred shareholders was calculated or determined. Also, please disclose the purchase price paid by the members of the Company’s management to acquire the shares of common stock representing approximately 3% of the Company’s outstanding common stock.

COMPANY RESPONSE:
Each Preferred A share and Preferred C share was reclassified into shares of Common Stock at the rate of one share of Common Stock for each $31.481 of accrued liquidation value of Preferred A share or Preferred C share as of June 30, 2007. Each Preferred B share was converted into approximately 4.09953 shares of Common Stock. Please refer to Exhibit 1 which is attached and indicates the recapitalized values assigned to each of the Preferred shares.
Pursuant to the management stock purchase agreements, management paid $0.001 per share to acquire the restricted shares of common stock. The Company has recorded the difference between the fair value of these shares and the purchase price as compensation expense over the vesting period of these restricted shares.
As requested, the Company proposes to revise Note 3 in its Form 10-K to provide additional disclosure as follows:
In connection with the recapitalization, each Preferred A share and Preferred C share was reclassified into shares of Common Stock at the rate of one share of Common Stock for each $31.481 of accrued liquidation value of Preferred A share or Preferred C share as of June 30, 2007. Each Preferred B share was converted into approximately 4.09953 shares of Common Stock.
Pursuant to the management stock purchase agreements, management paid $0.001 per share to acquire the shares of common stock.
(c)	Tell us and revise the notes to your financial statements to explain the significant assumptions and methods used in arriving at the appraised value of the Company’s common shares as determined pursuant to the independent appraisal.
COMPANY RESPONSE:
The appraisal was conducted utilizing three approaches: (i) a multi-period income approach, specifically a discounted cash flow method, (ii) a review of industry guideline companies and (iii) a review of industry acquisitions. Significant assumptions by method are as follows:
•	Discounted Cash Flow Method
i.	Discount rates—range from 15 to 17%

ii.	Terminal value multiples—Revenue/EBITDA

iii.	Projected revenues and profits—based on management’s estimates and historical performance
•	Guideline Company Method
i.	Determined 14 similar entities for market value

ii.	Determined earnings multiples were the most indicative measure of value
•	Guideline Transaction Method
i.	Determined 15 transactions for similar entities

ii.	Determined multiples—Revenue/EBITDA
A range of value was determined by the appraiser based on a weighted average of the values derived from each method noted above. The appraiser determined that the discounted cash flow method was most indicative of value and accordingly, it was given the most consideration. Then a discount factor based on lack of marketability of 20% was applied. From this discounted value, a midpoint of the value range was determined to be most indicative of value by the appraiser establishing the per share value.
As requested, the Company proposes to revise Note 3 in its Form 10-K to explain the significant assumptions and methods used in arriving at the appraised values of the Company’s common shares as determined pursuant to the independent appraisal as follows:
The independent appraisal of the Company’s Common Stock was conducted utilizing three approaches: (i) a multi-period income approach, specifically a discounted cash flow method, (ii) a review of industry guideline companies and (iii) a review of industry acquisitions.
The significant assumptions in the discounted cash flow method include the discount rates used, which range from 15 to 17%, the terminal value multiples used and the projected revenues and profits of the Company based on management’s estimates and historical performance. The significant assumptions in the industry guideline approach included the selection of similar entities for market value and the determination that earnings multiples were the most indicative measure of value. Under the industry acquisition approach the significant assumptions include the determination of similar transactions for similar entities and a determination of the appropriate valuation multiples.
Once the value from each method was determined and weighted, a range of value was determined and a discount factor based on lack of marketability of 20% was applied to the values.
(d)	Tell us and explain in the notes to your financial statements how the gains recognized in connection with the exchange of common shares for the Preferred A, Preferred B and Preferred C shares were calculated or determined.
COMPANY RESPONSE:
The Gain on Troubled Debt Restructuring of $115,489,000 was calculated based on the difference in accreted value (book values) of the Preferred B shares and Common Warrants exchanged to the fair value (as determined by the independent appraisal) of the new common stock received, less the legal fees and deferred financing costs allocated to the instruments exchanged, plus the deferred gain on the Preferred B shares. Exhibit 1 attached illustrates the calculation.

The Gain on Recapitalization of $34,353,000 was calculated based on the difference in accreted liquidation value (book values) of the Preferred A shares and Preferred C shares exchanged to the fair value (as determined by the independent appraisal) of the common stock received, less the legal fees allocated, Exhibit 1 attached illustrates the calculation.
Below is the description of these gain calculations from our original filings, which we believe adequately describe the way in which the gains were calculated:
“In connection with the recapitalization, the Company recorded a gain on troubled debt restructuring of $115.5 million during the year ended December 31, 2007, based on the difference in carrying value of the Preferred B shares compared to the fair value, based on an independent appraisal, of the common shares exchanged. The gain includes approximately $1.9 million in transaction costs and a $2.8 million benefit from consequential balance sheet write offs, primarily, the unamortized portion of the deferred gain on Preferred B shares. The recapitalization of the Preferred A shares and Preferred C shares also resulted in gains based on their carrying value compared to the fair value of the common shares exchanged, but because of their classification as equity instruments, the gains of $33.0 million and $1.3 million, respectively, are reflected as Gain on Recapitalization in the calculation of net income available to common stockholders.”
(e)	Explain how the $59,746 adjustment to your accumulated deficit in your statement of changes in stockholders’ deficit for 2007 associated with the recapitalization transaction was calculated or determined.
COMPANY RESPONSE:
The $59,746 adjustment to the accumulated deficit in our statement of changes in stockholder’s deficit for 2007 represents the issuance of the new shares in the recapitalization at fair value (the fair value in excess of the par value) less the effect of the reverse split of the prior outstanding common stock and related legal fees. This was calculated based on the fair value of shares issued in the recapitalization less the related legal fees and less the par value of the cancelled Common Stock. Exhibit 2 attached illustrates the calculation.
As requested, the Company proposes to revise Note 3 in its Form 10-K to explain how the adjustment to the accumulated deficit was calculated or determined as follows:
The adjustment of $59,746 to the accumulated deficit in our statement of changes in stockholders’ deficit for 2007 was calculated based on the fair value of shares issued in the recapitalization less the related legal fees and less the par value of the cancelled Common Stock.

(f)	Disclose the number, expiration dates and other significant terms of the Company’s outstanding common stock warrants as required by Rule 4-08(i) of Regulation S-X.
COMPANY RESPONSE:
In connection with the closing of the recapitalization, all of the Company’s previously outstanding warrants to purchase its Preferred A shares were automatically adjusted to become exercisable to purchase 70,301 shares of the Company’s Common Stock at a purchase price of $0.0003 per share of Common Stock. All of such rights were currently exercisable at the time of the closing of the recapitalization and have expiration dates of December 10, 2011.
As requested, the Company proposes to revise Note 3 in its Form 10-K to provide the additional disclosure requested as follows:
All of the Company’s previously outstanding warrants to purchase its Preferred A shares were automatically adjusted to become exercisable to purchase 70,301 shares of the Company’s Common Stock at a purchase price of $0.0003 per share of Common Stock. All of such rights were currently exercisable at the time of the closing of the recapitalization and have expiration dates of December 10, 2011.
Note 9. Goodwill, page 71
3. SEC COMMENT: Reference is made to the $24.4 million goodwill impairment charge recorded in the second quarter of 2006 and the $10.4 million goodwill impairment charge recorded in the fourth quarter of 2006. In future filings, please provide the method(s) used in determining the fair values of the associated reporting units, as required by paragraph 47 of SFAS 142.
COMPANY RESPONSE:
As requested, we will comply with the staff’s request in future filings.
Note 13. Asset Impairment Charges, page 75
4. SEC COMMENT: Reference is made to the $2.2 million asset impairment charge recorded in the second quarter of 2007 and the $7.9 million asset impairment charge recorded in the fourth quarter of 2007. In future filings, please provide the method(s) used in determining the fair value of the associated long-lived asset (or asset group) and a description of the major classes of the impaired long-lived assets as required by paragraph 26(a) and (c) of SFAS 144.
COMPANY RESPONSE:
As requested, we will comply with the staff’s request in future filings.

Note 17. Stock Based Compensation
5. SEC COMMENT: We note from the disclosures provided in Note 17 that the Company issued various members of management and members of the Company’s board of directors shares of restricted stock during 2007 for which the Company recognized compensation expense of $1.5 million during 2007. Please tell us and revise the notes to your financial statements in future filings to disclose the method used to determine the estimated fair value of the restricted shares granted to these parties during 2007. Refer to the disclosure requirements outlined in paragraph 64c of SFAS No.123R. Also, please ensure that the notes to your financial statements contain all of the disclosures outlined in paragraph 64 and A240 of SFAS No.123R with respect to your stock-based compensation grants (i.e., your issuances of restricted shares) during 2007, as applicable.
COMPANY RESPONSE:
The value of the shares issued to management were determined in the same manner and by the same independent appraisal as the shares issued in exchange for the Preferred A, Preferred B, and Preferred C shares as part of the recapitalization. The Management Stock Purchase Agreements were dated August 10, 2007, the same date as the recapitalization.
As requested, we will comply with the staff’s request in future filings.
Exhibits
6. SEC COMMENT: We note that you did not include in your Form 10-K for the fiscal year ended December 31, 2007 and your subsequent quarterly reports on Form 10-Q for 2008 a certification pursuant to 18 U.S.C. section 1350 as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002 and as required by Rule 15d-14(b) of the Exchange Act Rules. Also, we note your statement at the end of page 126 in your Form 10-K for the fiscal year ended December 31, 2007, but do not agree with your reason for excluding the certifications required by Rule 15d-14(b) of the Exchange Acts Rules. We direct your attention to section 181.01 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations, which states that all issuers filing or submitting reports under section 15(d) on a voluntary basis must comply with the provisions in Rule 15d-14 of the Exchange Act Rules. In this regard, please revise your filings accordingly.
COMPANY RESPONSE:
As requested, the Company proposes to revise its filings to include the additional certificates.
Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008 and June 30, 2008
7. SEC COMMENT: Please address our comments on the Company’s Annual Report on Form 10-K in future Quarterly Reports on Form 10-Q, where applicable.

COMPANY RESPONSE:
The Company has or will do so as indicated in the responses above.
Form 10-Q for the quarterly period ended June 30, 2008
Note 7. Dispositions, page 8
8. SEC COMMENT: We note from your disclosure that your gain on the disposal of Oakstone Publishing in the amount of $15.6 million includes the $4.8 million placed in an escrow account to satisfy working capital adjustments and indemnification obligations. It appears from your disclosure that claims made against this escrow balance will reduce the gain on the sale of the Oakstone Publishing business, up to the full balance. Based on your description of this escrow arrangement, it appears that the $4.8 million placed in the escrow account should be treated as a gain contingency rather than as a realized gain. In this regard, please provide us with your basis in concluding that the $4.8 million escrow amount represents a realized gain rather than a gain contingency. Alternatively, please revise your financial statements accordingly.
COMPANY RESPONSE:
     In connection with the sale of Oakstone Publishing, the escrow portion of the total purchase price was established as a customary method to facilitate the settlement of any differences that may arise during the escrow period in the event a claim was made by the purchaser of Oakstone Publishing related to the contractually provided working capital adjustment or indemnifications related to representations and warranties made by the Company. Any claims against the escrow will be accrued under FASB 5, if and when they are determined to be probable and estimable. At the time the Form 10-Q for the quarter ended June 30, 2008 was filed, there were no claims made against the escrow. Our 10-Q filing did disclose that the escrow balance was subject to adjustment.
     As disclosed in the Form 10-Q for the quarter ended September 30, 2008, the Company and the buyer of the Oakstone Publishing business were in discussions regarding an adjustment to the escrow account, however, management’s view was that an adjustment to the escrow amount was not required at September 30, 2008. At the time of the filing of the Form 10-Q for the quarter ended September 30, 2008, no reduction in the escrow balance due the Company was considered probable or estimable and thus no adjustment was recorded.
     As of the date of this letter, while we have not finalized negotiations with the buyer, we currently estimate that a working capital adjustment of $406,000 is due to the Buyer and will be credited against the escrow balance due to the Company. A potential further reduction in purchase price may be due to the Buyer for claims against representations and warranties and will be credited against the escrow balance due to the Company, which we anticipate may become estimable prior to the end of the quarter ending December 31, 2008. Since we believe that these amounts will become probable and will be estimable in the quarter ending December 31, 2008, we anticipate recording a reduction in the gain in that quarter.
9. SEC COMMENT: Reference is made to the line item “Working capital, net (excluding cash)” in the amount of $26,394. It appears that this line item includes, among other components, the balance of goodwill and intangible assets associated with the Oakstone Publishing business. In this regard, please revise future filings to separately disclose the carrying amount(s) of the major classes of assets and liabilities included as part of the Oakstone Publishing business disposal group, as required by paragraph 47(a) of SFAS 144.
COMPANY RESPONSE:
As requested, we will comply with the staff’s request in future filings and we propose to revise the Second Quarter Form 10-Q and Third Quarter Form 10-Q to separately disclose the major classes of assets and liabilities included in the disposed group.
SEC COMMENT We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
          In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

COMPANY RESPONSE:
The Company notes the staff’s comment and acknowledges that:
•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact the undersigned at (914) 289-9480 should you require additional information or have questions regarding this letter.

Very truly yours, HAIGHTS CROSS COMMUNICATIONS, INC.
By:	/s/ Mark Kurtz
Mark Kurtz, Senior Vice President and
Chief Financial Officer

Encl.
cc:	Mr. Paul J. Crecca, President and Chief Executive Officer
Philip J. Flink, Esq.
Robert L. Murray, Esq.

EXHIBIT 1
Haights Cross Communication
Gain on Troubled Debt Restructuring and
Gain on Recapitalization

	6/30/2007	Division	Converted	Recapitalization		Book Value
	Liquidation	Conversion	Common	Common Share	Recapitalization	as of	Gain		Write off of	Write off of
	Value	Factor	Shares	Fair Value	Fair Value	8/10/2007	before other items	Legal expenses	Deferred Gain	Deferred Finance Cost	Net Gain

Series A	$40,903,928	$31.481	1,299,319	$6.16	$8,003,805	$41,142,766	$33,138,961

Series C	$4,104,960	$31.481	130,383	$6.16	$803,159	$2,090,290	$1,287,130

Gain on Recapitalization							$34,426,092	$(73,151)			$34,352,941

	Existing	Multiplication
	Instrument	Conversion
	Shares	Factor

Series B	2,000,230	4.09953	8,200,000	$6.16	$50,512,000	$165,121,069	$114,609,069	$(1,946,203)	$3,092,422	$(244,767)	$115,510,522

Common Stock
Management	5,154,406		300,000	$6.16	$1,848,000
Other existing common stockholders	16,997,555		1	$6.16	$6

Subtotal converted shares			9,929,703	$6.16	$61,166,970

Common Warrants			70,301	$6.16	$433,054	$414,584	$(18,470)	$(3,581)			$(22,051)

			10,000,004.00	$6.16	$61,600,025

Gain on Troubled Debt Restructuring							$114,590,599	$(1,949,784)	$3,092,422	$(244,767)	$115,488,471

EXHIBIT 2
Haights Cross Communications
Corporate Holdco
Recapitalization Summary
Change in Stockholders’ deficit
Valuations

	6/30/2007	Division	Converted	Common	Recapitalization
	Liquidation	Conversion	Common	Warrants	Common Share	Recapitalization
	Value	Factor	Shares	Shares	Fair Value	Fair Value

Beginning balance as of December 31, 2006			20,013,000
Series A	$40,903,928	$31.481	1,299,319		$6.16	$8,003,805
Series C	$4,104,960	$31.481	130,383		$6.16	$803,159

	Existing	Multiplication
	Instrument	Conversion
	Shares	Factor

Series B	2,000,230	4.09953	8,200,000		$6.16	$50,512,000

Conversion of Preferred A,B & C to Common			9,629,702			$9,630
Less reverse split of old common shares			(20,013,000)			$(20,013)

Net Shares from recapitalization			10,383,298			$59,329,348
Common Warrants				70,301	$6.16	$433,054
Legal bills related to equity transactions						$(15,346)
Rounding			702			$(1,055)

			10,384,000			$59,746,000